UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           PROBUSINESS SERVICES, INC.
                           --------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    742674104
                                    ---------
                                 (CUSIP Number)


                            Richard S. Borisoff, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 JANUARY 5, 2003
                                 ---------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   742674104

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AUTOMATIC DATA PROCESSING, INC.
         (22-1467904)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
NUMBER OF                       ------------------------------------------------
SHARES                          8       SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                       8,497,622 (1)
PERSON WITH                     ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,497,622 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
-------------------------
(1) No shares of common stock, par value $0.001 per share, of ProBusiness Services, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to two stockholder support agreements (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of ProBusiness Services, Inc. Any such beneficial ownership is expressly denied by the reporting person.

INTRODUCTION

                  No shares of common stock, par value $0.001 per share (the "COMMON STOCK"), of ProBusiness Services, Inc., a Delaware corporation (the "ISSUER"), have been purchased, directly or indirectly, by the reporting person. Automatic Data Processing, Inc., a Delaware corporation ("ADP"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Stockholder Support Agreements (as defined below).

                  On January 5, 2003, the Issuer, ADP and ADP Merger Corp., a Delaware corporation and indirect wholly owned subsidiary of ADP ("MERGER CORP."), entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the "MERGER AGREEMENT"), which is incorporated herein by reference. Under the terms of the Merger Agreement, Merger Corp. will be merged with and into the Issuer (the "MERGER"), and in connection therewith, among other things, each outstanding share of Common Stock will be converted into the right to receive $17.00 in cash, and each outstanding share of the Issuer's 6.9% Senior Convertible Preferred Stock, par value $0.001 per share (the "PREFERRED STOCK"), will be converted into the right to receive $26.50 in cash. Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the holders of shares of Common Stock of the Issuer voting together with the holders of shares of Preferred Stock of the Issuer voting on an as-converted to Common Stock basis.

                  In connection with entering into the Merger Agreement, ADP (i) entered into a Stockholder Support Agreement, dated as of January 5, 2003 (the "FIRST STOCKHOLDERS AGREEMENT"), among ADP, General Atlantic Partners 39, L.P. and the other stockholders of the Issuer signatory thereto (collectively, the "GA Stockholders") and (ii) entered into a Stockholder Support Agreement, dated as of January 5, 2003 (the "SECOND STOCKHOLDERS AGREEMENT" and, together with the First Stockholders Agreement, the "STOCKHOLDER SUPPORT AGREEMENTS"), among ADP, Thomas H. Sinton and the other stockholders of the Issuer signatory thereto (collectively, the "SINTON STOCKHOLDERS" and, together with the GA Stockholders, the "STOCKHOLDERS"). The First Stockholders Agreement and the Second Stockholders Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

                  Pursuant to the Stockholder Support Agreements, each Stockholder agreed that at any meeting of the stockholders of the Issuer, however called, and regardless of whether such meeting is a special or annual meeting of stockholders of the Issuer, or at any adjournment thereof, or in connection with any action by written consent by the stockholders of the Issuer, such Stockholder will vote, or cause to be voted, all shares of Common Stock and any other Subject Securities (as defined in the Stockholder Support Agreements, but which includes shares of Preferred Stock) held by such Stockholder (i) in favor of the approval of the Merger and the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against any Acquisition Proposal (as defined in the Merger Agreement) with respect to the Issuer. In addition, each Stockholder has granted to ADP a proxy to vote such Stockholder's shares of Common Stock (and any other Subject Securities) in a manner consistent with the covenants set forth in the Stockholder Support Agreements.

                  Each Stockholder further agreed that, except as provided in the Stockholder Support Agreements or as may otherwise be agreed to by ADP in writing, such Stockholder will not transfer or consent to any transfer of ownership of any or all of the shares of Common Stock (or other Subject Securities) held by such Stockholder, or any interest therein, if such transfer would result in such Stockholder no longer having the power to vote, or cause to be voted, the shares of Common Stock (or other Subject Securities) held by such Stockholder in accordance with the terms of the Stockholder Support Agreements; PROVIDED, HOWEVER, that a Stockholder may transfer shares of Common Stock (or other Subject Securities) held by such Stockholder to any person so long as such person shall have (i) executed a counterpart of the applicable Stockholder Support Agreement and (ii) agreed to hold such shares of Common Stock (or other Subject Securities) held by such Stockholder subject to the terms and provisions of the applicable Stockholder Support Agreement to the same extent as such Stockholder.

                  Each Stockholder also agreed that, except as otherwise provided in the Stockholder Support Agreements, such Stockholder will not (i) grant any proxy, power-of-attorney or other authorization with respect to the shares of Common Stock (or other Subject Securities) held by such Stockholder that is inconsistent with the proxy granted pursuant to the applicable Stockholder Support Agreement or (ii) deposit any of the shares of Common Stock (or other Subject Securities) held by such Stockholder into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares of Common Stock (or any other Subject Securities) held by such Stockholder that would impair such Stockholder's ability to comply with its obligations pursuant to the applicable Stockholder Support Agreement.

                  Each Stockholder Support Agreement terminates upon the earlier to occur of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement) of the Merger or (iii) the date upon which the Merger Agreement is amended to reduce either the Per Share Amount or the Preferred Per Share Liquidation Amount (each as defined in the Merger Agreement), if a Stockholder party to such Stockholder Support Agreement (or its designee to the board of directors of the Issuer) in his or its designee's capacity as a director of the Issuer did not vote in favor of or consent to such amendment.

                  The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.


ITEM 1.  SECURITY AND ISSUER.

                  The class of equity securities to which this Statement on
Schedule 13D (the "STATEMENT") relates is the common stock, par value $0.001 per share (defined above as the "COMMON STOCK"), of ProBusiness Services, Inc., a Delaware corporation (defined above as the "ISSUER"). The principal executive offices of the Issuer are located at 4125 Hopyard Road, Pleasanton, California 94588.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c), (f). This Statement is filed by Automatic Data Processing, Inc., a Delaware corporation (defined above as "ADP"). The principal business of ADP is computing services. The address of the principal business and principal office of ADP is One ADP Boulevard, Roseland, New Jersey 07068.

                  The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of ADP are set forth in
Schedule 1 hereto, which is incorporated herein by reference.

                  (d) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. Rather, as an inducement and a condition to its entering into the Merger Agreement, ADP and the Stockholders have entered into the Stockholder Support Agreements, pursuant to which the Stockholders have agreed to vote their respective shares of Common Stock (and other Subject Securities) in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated by reference herein).


ITEM 4.  PURPOSE OF TRANSACTION.

                  No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. ADP could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Stockholders have entered into the Stockholder Support Agreements (as more fully described in the Introduction of this Statement, which is incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

                  Each of Paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) ADP may be deemed to beneficially own 8,497,622 shares of Common Stock (which amount includes 1,176,654 shares of Common Stock into which the shares of Preferred Stock held by the GA Stockholders are currently convertible) as a result of entering into the Stockholder Support Agreements, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 28,602,857 shares of Common Stock outstanding on January 5, 2003 (as represented to ADP by the Issuer in the Merger Agreement), represents approximately 28.5% of the outstanding Common Stock. To the knowledge of ADP, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. ADP disclaims membership in any group with respect to the Common Stock, by virtue of ADP's execution of the Stockholder Support Agreements or otherwise.

                  (b) As a result of entering into the Stockholder Support Agreements, ADP may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

                  The Stockholders share the power to vote the shares of Common Stock herein reported as beneficially owned by ADP. The following paragraphs provide the applicable information required by Item 2 with respect to each Stockholder, which information is based on information disclosed by the Issuer and the Stockholders in their respective public filings with the Securities and Exchange Commission and on information provided by the Stockholders to ADP.

                  The applicable information with respect to each of the GA Stockholders is as follows:

                  General Atlantic Partners 39, L.P., a Delaware limited partnership ("GAP 39"), General Atlantic Partners 59, L.P., a Delaware limited partnership ("GAP 59"), General Atlantic Partners 70, L.P., a Delaware limited partnership ("GAP 70"), General Atlantic Partners 73, L.P., a Delaware limited partnership ("GAP 73"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GAPSTAR"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and InterPro Holdings, LLC , a Delaware limited liability company ("INTERPRO"), are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830, except for KG which is located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the GA Stockholders is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 39, GAP 59, GAP 70, GAP 73 and GAP 74 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). GAP is also the Managing Member of GapStar. GAPCO Management GmbH, a German corporation ("GMBH MANAGEMENT") is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, Braden R. Kelly, Rene
M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP MANAGING MEMBERS"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Wendelstadt and Wong) is

3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212 Duesseldorf, Germany. The business address of Mr.Wendelstadt is 83 Pall Mall, Sixth Floor, London SWIY 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States. Thomas H. Sinton, GAP 39, GAP 59, GAPCO, GAPCO II, GAP 73 and GapStar are members of InterPro, with Thomas Sinton having the right to designate fifty percent of the board of managers of InterPro and the other members of InterPro having the right to designate fifty percent of the board of managers of InterPro.

                  The applicable information with respect to each of the Sinton Stockholders is as follows:

                  Thomas H. Sinton is a citizen of the United States whose principal business address is 4125 Hopyard Road, Pleasanton, CA 94588. Thomas Sinton's principal occupation is serving as President and Chief Executive Officer of the Issuer.

                  Jane H. Sinton is a citizen of the United States whose principal business address is c/o ProBusiness Services, Inc., 4125 Hopyard Road, Pleasanton, CA 94588.

                  The principal business address of the Thomas H. Sinton & Jane
H. Sinton 1989 Irrevocable Trust (the "1989 TRUST"), the Silas D. Sinton Trust Estate (the "TRUST ESTATE") and the Lee A. Nibley Trust (the "NIBLEY TRUST") is c/o ProBusiness Services, Inc., 4125 Hopyard Road, Pleasanton, CA 94588. Thomas Sinton is the trustee of the 1989 Trust and the Trust Estate. Jane Sinton is the trustee of the Nibley Trust.

                  To the knowledge of ADP, the persons listed in response to this Item 5(b) have not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  To the knowledge of ADP, the persons listed in response to this Item 5(b) have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (c) Neither ADP nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

                  (d) To the knowledge of ADP, only the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as beneficially owned by ADP.

                  (e)      Paragraph (e) of Item 5 is inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of January 5, 2003, among the Issuer, ADP and Merger Corp.

Exhibit 2 Stockholder Support Agreement, dated as of January 5, 2003, between ADP and the Stockholders named therein.

Exhibit 3 Stockholder Support Agreement, dated as of January 5, 2003, between ADP and the Stockholders named therein.

                                    SIGNATURE

                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2003


                                   AUTOMATIC DATA PROCESSING, INC.



                                   By:  /s/ James B. Benson
                                        ---------------------------------------
                                        Name:   James B. Benson
                                        Title:  Corporate Vice President

                                   SCHEDULE 1

                      INFORMATION WITH RESPECT TO DIRECTORS
                          AND EXECUTIVE OFFICERS OF ADP
                          -----------------------------


                  The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of ADP. Except as indicated below, the business address of each director and executive officer of ADP is One ADP Boulevard, Roseland, New Jersey 07068-1728. Each of the directors and executive officers of ADP is a citizen of the United States.



                                        BUSINESS ADDRESS AND PRESENT
NAME                                        PRINCIPAL OCCUPATION

DIRECTORS OF ADP
----------------

Gregory D. Brenneman            Chairman and Chief Executive Officer of
                                TurnWorks, Inc.
                                1330 Lake Robbins Drive, Suite 205
                                The Woodlands, Texas 77380

Gary C. Butler                  President and Chief Operating Officer of ADP

Joseph A. Califano, Jr.         Chairman of the Board and President, National
                                Center on Addiction and Substance Abuse at
                                Columbia University
                                633 Third Avenue, 19th Floor
                                New York, New York 10017

Leon G. Cooperman               Chairman and Chief Executive Officer of Omega
                                Advisors, Inc., an investment partnership
                                Wall Street Plaza
                                88 Pine Street, 31st Floor
                                New York, New York 10004

George H. Heilmeier             Chairman Emeritus of Telcordia Technologies
                                (formerly Bellcore), a research and engineering consortium
                                445 South Street
                                Morristown, New Jersey 07960

Ann Dibble Jordan               Consultant
                                2940 Benton Place, N.W.
                                Washington, DC 20008

                                        BUSINESS ADDRESS AND PRESENT
NAME                                        PRINCIPAL OCCUPATION

Harvey M. Krueger               Vice Chairman of Lehman Brothers,
                                an investment banking firm
                                745 Seventh Avenue, 27th Floor
                                New York, New York 10019

Frederic V. Malek               Chairman of Thayer Capital Partners,
                                a merchant banking firm
                                1455 Pennsylvania Avenue, N.W.
                                Suite 350
                                Washington, DC 20004

Henry Taub                      Honorary Chairman of the Board of ADP
                                300 Frank W. Burr Blvd., 7th Floor
                                Teaneck, NJ 07666

Laurence A. Tisch               Co-Chairman of Loews Corporation, which is
                                engaged in the consumer products, hotel and insurance business
                                667 Madison Avenue, 7th Floor
                                New York, New York 10021

Arthur F. Weinbach              Chairman of the Board and Chief Executive
                                Officer of ADP

Josh S. Weston                  Honorary Chairman of the Board of ADP


EXECUTIVE OFFICERS OF ADP
-------------------------

John D. Barfitt                 Vice President of ADP

James B. Benson                 Vice President, General Counsel
                                and Secretary of ADP


Richard C. Berke                Vice President, Human Resources of ADP

Gary C. Butler                  President and Chief Operating Officer of ADP

Raymond L. Colotti              Vice President and Treasurer of ADP

Richard J. Daly                 Group President of ADP

Richard A. Douville             Vice President, Finance of ADP

G. Harry Durity                 Vice President of ADP

Karen E. Dykstra                Vice President of ADP

Russell P. Fradin               Group President of ADP

Eugene A. Hall                  Senior Vice President of ADP

John Hogan                      Group President of ADP

Campbell Langdon                Vice President of ADP

                                        BUSINESS ADDRESS AND PRESENT
NAME                                        PRINCIPAL OCCUPATION

S. Michael Martone              Group President of ADP

Peter Op de Beeck               Vice President of ADP

Arthur F. Weinbach              Chairman and Chief Executive Officer of ADP

                                  EXHIBIT INDEX
                                  -------------


   EXHIBIT
     NO.          DESCRIPTION
     ---          -----------

     1 Agreement and Plan of Merger, dated as of January 5, 2003, among the Issuer, ADP and Merger Corp.

     2 Stockholder Support Agreement, dated as of January 5, 2003, between ADP and the Stockholders named therein.

     3 Stockholder Support Agreement, dated as of January 5, 2003, between ADP and the Stockholders named therein.